UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POWERSECURE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12014	84-1169358
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1609 Heritage Commerce Court, Wake Forest, North Carolina	27587
(Address of principal executive offices)	(Zip code)

Christopher T. Hutter

(919) 556-3056

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Background of the Rule

This Specialized Disclosure Report on Form SD of PowerSecure International, Inc., a Delaware corporation (the “Company”), is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period January 1, 2013 to December 31, 2013. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available on the investor relations portion of the Company’s website at www.powersecure.com.

Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements on SEC registrants relating to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict Minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose products contain Conflict Minerals that are necessary to the functionality or production of their products. For products which contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry, and depending on the results of that inquiry may be required to conduct due diligence, designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Company Overview

The Company is a leading provider of products and services to electric utilities, and their large commercial, institutional and industrial customers. The Company has three product and service offerings: Distributed Generation products and services, Utility Infrastructure products and services, and Energy Efficiency products and services. These three product and service groups are commonly focused on serving the needs of utilities and their commercial, institutional and industrial customers to help them generate, deliver and utilize electricity more reliably and efficiently. The Company’s business operates primarily out of its Wake Forest, North Carolina headquarters office, and its operations also include several satellite offices and manufacturing facilities located in primarily in the Southeastern U.S. but providing services throughout the country.

Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. Those products are referred to herein as “Covered Products.”

Conflict Minerals Policy Statement

The Company has adopted a Conflict Minerals Policy Statement that sets forth its policy with respect to Conflict Minerals. As it states in its Policy Statement, while the Company does not source any Conflict Minerals from any of the Covered Countries directly, such Conflict Materials may exist in the products, materials and components that the Company sources from its suppliers. Because the Company desires to avoid the use in its products of Conflict Minerals from the Covered Countries, and further because the Company is also committed to complying with the reporting requirements under the Conflict Minerals rules and regulations, the Company is committed to working with its suppliers to responsibly source the materials and components the Company uses in its products.

As part of the Company’s efforts to comply with these Conflict Minerals rules, the Company must conduct due diligence inquiries of its supply chain in order to accurately determine the source of any Conflict Minerals from the Covered Countries and to accurately report the results of its inquiries and due diligence. In order for the Company to accomplish this, the Company is requiring all of its suppliers to respond to information requests from the Company regarding the uses and sources of Conflict Minerals from the Covered Countries in their products including information about minerals that are recycled or scrapped.

In addition, the Company expects the following of its suppliers:

•	To assist the Company in its compliance with the Securities and Exchange Commission rules and regulations relating to Conflict Minerals and to provide all necessary representations, declarations or certifications;

•	To undertake reasonable due diligence within their supply chain to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems to avoid the use of Conflict Minerals from the Covered Countries; and

•	To pass these requirements along to their suppliers though the supply chain and require them to do the same.

The Company will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with this Policy Statement. The Company reserves the right to request additional documentation from its suppliers regarding the source of any Conflict Minerals included in its product

The full text of the Company’s Conflict Minerals Policy Statement is available to the public on the Company’s website in the investor relations section at www.powersecure.com. The contents of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Although some of the Company’s products contain Conflict Minerals (“Covered Products”), the Company does not purchase ore or unrefined Conflict Minerals from mines and is many steps removed in the supply chain from the mining of the Conflict Mineral. The Company purchases materials used in its products from a large network of suppliers, and some of those materials contribute necessary Conflict Minerals to its products. The origin of Conflict Minerals cannot be determined with any certainty once the ores are smelted, refined and converted to Conflict Minerals. The Company relies on its suppliers to assist with its reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the Conflict Minerals contained in the materials which they supply to us.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry and Due Diligence Process

The Company has conducted in good faith a reasonable country of origin inquiry regarding the necessary Conflict Minerals in its Covered Products. The good faith reasonable country of origin inquiry was reasonably designed to determine whether any of such Conflict Minerals originated in the Covered Countries or whether any of such Conflict Minerals were from recycled or scrap sources.

The Company’s primary means of determining the country of origin of any Conflict Minerals in its Covered Products was by conducting a supply chain survey with its direct suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template (the “EICC Reporting Template”). The supply chain survey requests directed suppliers to identify the smelters and refiners and the countries of origin of the Conflict Minerals in products they supply to the Company. The Company compared the smelters and refiners identified in surveys against various lists that have identified conflict free smelters or refineries or other independent third party audit programs. The Company documented country of origin information for the smelters and refiners identified by the supply chain survey as provided from multiple sources including the supply chain survey, independent third party audit programs and directly from smelters and refiners that the Company contacted.

Through the Company’s supplier communication process, a total of 192 affected suppliers were contacted. Of those, 131 affected suppliers replied with data pertaining to their Conflict Minerals compliance program. These responding suppliers provided 376 refiner or smelter names that are used in the facilities these suppliers used to process the Conflict Minerals. After review and removal of duplicate and alternate names, 198 smelters were identified as Conflict Minerals smelters as defined by the Conflict Free Sourcing Initiative Conflict Free Smelter Program (the “CFS Program”).

The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

There was a significant overlap between the Company’s reasonable country of origin inquiry and the due diligence measures that the Company performed.

The following table sets forth a summary of the information collected from all supply chain survey respondents as a result of the Company’s reasonable country of origin inquiry and due diligence procedures:

Conflict Mineral	Countries of origin may include the following
Tantalum	Brazil, China, Estonia, Germany, Japan, Kazakhstan, Russian Federation, South Africa, United States
Tin	Belgium, Bolivia, Brazil, China, Indonesia, Japan, Poland, Russian Federation, Thailand, United States
Tungsten	Austria, China, Japan, Russian Federation, United States, Vietnam
Gold	Australia, Belgium, Brazil, Canada, Chile, Germany, Hong Kong, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Netherlands, Philippines, Republic of Korea, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, United States, Uzbekistan

Results of Reasonable Country of Origin Inquiry and Due Diligence

The results of the Company’s good faith reasonable country of origin inquiry and due diligence are set forth in the Company’s Conflict Minerals Reports, which is filed herewith as Exhibit 1.02.

On the basis of the information obtained from the Company’s due diligence efforts described in its Conflict Minerals Report, the Company determined in good faith that with respect to the necessary Conflict Minerals that originated or may have originated from the Covered Countries, the Company’s products that contain Conflict Minerals are “DRC Conflict Undeterminable” (as defined in Form SD). The Company is making this determination because it does not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the necessary Conflict Minerals in its products to conclude whether the Conflict Minerals originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources or were or were not from other conflict free sources.

This Form SD and the Conflict Minerals Report are publicly available at the investor relations section of the Company’s website www.powersecure.com as well as on the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

As required by Items 1.01 and 1.02 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02	Conflict Minerals Report of PowerSecure International, Inc. for the period January 1 to December 31, 2013, as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POWERSECURE INTERNATIONAL, INC.

By:	/s/ Christopher T. Hutter	Date:	June 2, 2014
Christopher T. Hutter
Executive Vice President and Chief Financial Officer